

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Gregg S. Hymowitz
Chairman and Chief Executive Officer
EG Acquisition Corp.
375 Park Avenue
24th Floor
New York, NY 10152

      Re: EG Acquisition Corp.
          Draft Registration Statement on Form S-1
          Submitted February 22, 2021
          CIK No. 0001843973

Dear Mr. Hymowitz:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed February 22, 2021

The Offering
Founders shares, page 18

1. Since a business combination will be approved only if a majority of the outstanding shares of common stock voted are voted in favor, also disclose how many public shares would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

<u>Principal Stockholders, page 134</u>

2.   In footnote 3 to the table, you disclose that Gregg Hymowitz is a manager of the sponsor who shares voting and investment discretion of the shares held by the sponsor. Please disclose all persons who share voting or investment power over the company's shares held by the sponsor. Refer to Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a).

<u>Certain Relationships and Related Party Transaction, page 137</u>

3.   Various disclosures indicate that the sponsor is affiliated with EnTrust Global, GMF Capital is a member of the sponsor, and each of your officers and directors may hold a direct or indirect interest in the sponsor. Please disclose the related parties who hold interests in the sponsor and the amount of their interests.

        You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Sean M. Ewen, Esq.